Exhibit (d)

Transaction Agreement

dated as of February 2, 2016 by and between
China National Chemical Corporation, No. 62 Beisihuanxilu, Haidian District, Beijing 100080, China and	(hereinafter ChemChina)
China National Agrochemical Corporation, No. 62 Beisihuanxilu, Haidian District, Beijing 100080, China on the one hand and	(hereinafter CNAC)
Syngenta AG Schwarzwaldallee 215, 4058 Basel, Switzerland on the other hand	(hereinafter Syngenta)
relating to a public tender offer of BidCo for all publicly held registered shares and ADSs of Syngenta

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	Table of Contents
1.	Definitions		4

2.	Offer		4

	2.1	Offer and Offer Terms	4

	2.2	Submission of the Offer and the U.S. Offer	5

	2.3	Procurement of Certain Offer Conditions by BidCo and Information of Syngenta	7

3.	Support of the Offer by Syngenta and Procurement of Certain Offer Conditions		10

	3.1	Syngenta Board Approvals	10

	3.2	General Support and Cooperation	11

	3.3	Non-Solicitation and Superior Company Proposal	11

	3.4	Joint Press Release	13

	3.5	Report of and Recommendation by the Syngenta Board	13

	3.6	Procurement of Certain Offer Conditions by Syngenta and Information of ChemChina	14

	3.7	Tender of Shares and ADSs	15

	3.8	Consultation on Communication	15

4.	Further Covenants		16

	4.1	Trading and Other Restrictions	16

	4.2	Registration in the Shareholder Register of Syngenta	17

	4.3	Company Board and Directors	17

	4.4	Dividends	18

	4.5	General Meetings of Shareholders	19

	4.6	Conduct of Business	19

	4.7	Access and Information	21

5.	Representations and Warranties of Syngenta		21

6.	Equity-Based Plans and Employee Matters		23

7.	Governance		25

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8.	Going Private and Re-listing		27

9.	Costs and Expenses, Compensation		28

10.	Press Releases | Confidentiality		29

11.	Termination		30

12.	General Provisions		31

	12.1	Notices	31

	12.2	Entire Agreement	32

	12.3	Amendments and Waivers	32

	12.4	Effect on Third Parties	32

	12.5	No Assignment	32

	12.6	Severability	33

13.	Governing Law		33

14.	Dispute Resolution		33

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Table of Annexes

1	Definitions
2.2(a)(i)	Draft Pre-Announcement
2.2(a)(ii)	Approval of Draft Pre-Announcement by TOB
3.4(i)	Draft Press Release of Syngenta
3.4(ii)	Draft Press Release of ChemChina
3.5(a)(i)	Draft Board Report
4.3(a)(i)	Form of Resignation Declaration
4.3(a)(ii)	Form of Mandate Agreement
4.5(a)	Agenda Items and Proposals for Ordinary General Meeting
4.7	Cooperation regarding Financing Arrangements
5(a)(iv)	Existing Entitlements under Equity Plans and 2016 Grants
6(b)	List Equity Plans
7(b)	Board Regulations
7(b)(v)	HSE Policy and Standards of Syngenta
7(b)(vi)	Code of Conduct of Syngenta
7(c)	Committee Charter (of Committee of Independent Directors)

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Whereas:

A.	Syngenta AG is a Swiss corporation (Aktiengesellschaft) with registered office in Basel, Switzerland, whose share capital registered in the Commercial Register amounts to CHF 9,294,564.90 and is divided into 92,945,649 registered shares with a nominal value of CHF 0.10 each (each registered share of Syngenta, a Share) that are listed on the SIX Swiss Exchange (SIX) (ISIN CH0011037469). American Depositary Shares (ADSs) of Syngenta – issued by Bank of New York Mellon as depositary – are listed on the New York Stock Exchange (NYSE) (ISIN US87160A1007). Pursuant to Syngenta’s articles of association, Syngenta has no authorized and no conditional share capital.

B.	China National Chemical Corporation is a company organized under the laws of the PRC with registered office in Beijing, PRC.

C.	Subject to the terms and conditions of this Agreement, ChemChina intends to cause BidCo to submit a public tender offer for all publicly held Shares and ADSs recommended by the Syngenta Board (the Swiss Offer (as defined below) and the U.S. Offer (as defined below), collectively, the Offer) and subsequently take Syngenta private, and Syngenta and the Syngenta Board intend to support the Offer and a potential squeeze-out following the settlement of the Offer and, among other things, publish a report of the Syngenta Board recommending that Syngenta’s shareholders accept the Offer.

D.	Prior to the signing of this Agreement, ChemChina and BidCo have been provided with audited consolidated financial statements of Syngenta covering the financial year 2015 (Consolidated Financial Statements).

Now, therefore, the Parties hereto agree as follows:

1.	Definitions

Capitalized terms used in this Agreement shall have the meaning assigned to them in Annex 1.

2.	Offer

2.1	Offer and Offer Terms

(a)	Subject to the terms and conditions of this Agreement, ChemChina agrees to procure that BidCo submit the Offer, consistent with Swiss Legal Requirements (the Swiss Offer) and, subject to exemptions that may be available, an offer in the U.S. relating to the Shares held by U.S. Persons and ADSs, on, unless otherwise required by U.S. Legal Requirements, substantially identical terms and conditions in all material respects as the Swiss Offer, consistent with U.S. Legal Requirements (the U.S. Offer).

(b)	Subject to the terms and conditions of this Agreement, the terms of the Offer, including the scope of the Offer and the offer restrictions, the offer price of USD 465 (the Offer Price)

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and the dilution effects, and the offer conditions (the Offer Conditions) shall be as set forth in the draft Pre-Announcement (as defined below), certain terms of which have, at the time of signing of this Agreement, been approved by the Swiss Takeover Board (the TOB). Each Party shall use its commercially reasonable best efforts, as further specified for certain Offer Conditions in this Agreement, to procure that the Offer Conditions are duly satisfied as expeditiously as reasonably possible.

(c)	The terms and conditions of this Agreement relating to the Swiss Offer and its support by Syngenta and the Syngenta Board shall apply mutatis mutandis with respect to the U.S. Offer; it being understood, however, that U.S. and Swiss Legal Requirements may require adjustments of terms and timelines of the Swiss Offer and | or the U.S. Offer and other terms and conditions not specifically addressed in this Agreement. Without limitation to, and subject to, the foregoing, the Parties acknowledge and agree that the regular timelines applying under the Takeover Ordinance or set out herein for the submission of the Swiss Offer, the Offer periods and completion of the Swiss Offer may be affected by regulatory pathways as well as by the need for a U.S. Offer and that they will cooperate, acting reasonably, to agree with the takeover authorities on timelines in these respects, which can be met applying reasonable endeavors, which preferably permit the Swiss Offer and the U.S. Offer to run simultaneously, and which ultimately serve to bring the Offer to a success.

(d)	The Parties have agreed, subject to compliance with Legal Requirements, including without limitation that the relevant authorities have bindingly and finally ruled that this will not result in ChemChina or BidCo or any other Person being required to increase the Offer Price or otherwise amend the Offer consideration, to establish a mechanism to allow for the efficient conversion of USD proceeds to CHF for retail shareholders in Switzerland at settlement. ChemChina or BidCo will bear the cost for the establishment of such mechanism.

2.2	Submission of the Offer and the U.S. Offer

(a)	Subject to the terms and conditions of this Agreement, ChemChina agrees to procure that BidCo make a pre-announcement (Voranmeldung) (the Pre-Announcement) of the Swiss Offer as soon as reasonably practicable after the signing of this Agreement (the Launch Date), contemplated to occur prior to or around 7 a.m. CET on the Trading Day following the signing of this Agreement, in German, in French and in English through electronic dissemination in accordance with article 7 Takeover Ordinance, consistent with the draft Pre-Announcement attached hereto as Annex 2.2(a)(i) and the approval by the TOB attached hereto as Annex 2.2(a)(ii).

(b)	Subject to Article 2.1(c), the Parties contemplate that BidCo will publish, within six weeks of the publication of the Pre-Announcement, after receipt of a decree from the TOB, which confirms compliance of the Swiss Offer with Swiss takeover laws and regulations, the offer prospectus in German, in French and in English through electronic dissemination in accordance with article 7 Takeover Ordinance and otherwise in accordance with Swiss takeover laws and regulations and the decree of the TOB (the Offer Prospectus).

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(c)	The Swiss Offer shall remain open for acceptance during at least twenty (20) Trading Days (the Main Offer Period). The Main Offer Period may be extended up to forty (40) Trading Days in the aggregate or such longer period as may be approved by the TOB. The Parties will endeavor to align the timelines of the Swiss Offer and the U.S. Offer, subject to approval by the TOB and the SEC to the extent required. This may require a first settlement after the Main Offer Period (the First Settlement) and a second settlement (the Second Settlement) after the additional acceptance period of the Swiss Offer (the Additional Acceptance Period).

(d)	On the first day of the Main Offer Period, BidCo shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the Exchange Act)) the U.S. Offer. As soon as reasonably practicable on the first day of the Main Offer Period, ChemChina and BidCo shall (i) file with the U.S. Securities and Exchange Commission (the SEC) a Tender Offer Statement on Schedule TO with respect to the U.S. Offer (together with all amendments and supplements thereto and including exhibits thereto, the Schedule TO) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the U.S. Offer Documents) and (ii) cause the U.S. Offer Documents to be disseminated to holders of ADSs and the U.S. Persons that hold Shares to the extent required by applicable U.S. federal securities laws. Each of ChemChina, BidCo and Syngenta agrees promptly to correct any information provided by it for use in the Schedule TO and the U.S. Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. ChemChina and BidCo shall use their reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the U.S. Offer Documents as so corrected to be disseminated to holders of ADSs and the U.S. Persons that hold Shares, in each case to the extent required by applicable federal securities laws. Syngenta and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the U.S. Offer Documents each time before any such document is filed with the SEC, and ChemChina and BidCo shall give reasonable and good faith consideration to any comments made by Syngenta and its counsel. ChemChina and BidCo shall provide Syngenta and its counsel with (i) any comments or other communications, whether written or oral, that ChemChina, BidCo or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or U.S. Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of ChemChina and BidCo to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with ChemChina and BidCo or their counsel in any discussions or meetings with the SEC. The U.S. Offer shall be required to be open until such time as (i) all Offer Conditions are satisfied or waived and Consus accepts the Shares and ADSs, or (ii) Consus is permitted to terminate the Swiss Offer.

(e)	Unless so required by any Legal Requirement and subject to ChemChina complying with its obligations under this Agreement, nothing in this Agreement or the Offer shall require ChemChina to cause BidCo to uphold the Offer or pursue its settlement after June 30, 2017 (the End Date) if not all Offer Conditions are met by then.

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2.3	Procurement of Certain Offer Conditions by BidCo and Information of Syngenta

(a)

Subject to the terms and conditions of this Agreement, the Parties shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or desirable under applicable law and under their control to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as reasonably practicable and advisable with any Governmental Entity or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. The Parties agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. Without limiting the foregoing, subject to the terms and conditions of this Agreement, ChemChina agrees that it or BidCo will use reasonable best efforts to make all notifications and filings as promptly as reasonably practicable and advisable and take all other actions that are reasonably necessary or desirable under applicable law to procure the satisfaction of the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals) and of the Offer Condition set forth in Section D.1(c) of Annex 2.2(a)(i) (Committee on Foreign Investment in the United States (CFIUS) and Other Foreign Investment Control Approvals). For the avoidance of doubt, and notwithstanding anything to the contrary contained in this Agreement, ChemChina has no obligation to, or to cause BidCo or any of its Affiliates or Subsidiaries, to, offer, accept, or commit to, any undertakings, restrictions or conditions, or commit to take any action, in order to obtain any regulatory approval, if such undertakings, restrictions, conditions, or any such other action would permit ChemChina or BidCo to terminate the Offer under an Offer Condition or would otherwise not permit an Offer Condition to be satisfied. The Parties understand and agree that the obligations of ChemChina and BidCo to use their reasonable best efforts set forth in this Article 2.3 (and any provision in this Article 2.3 that is qualified by reasonableness) includes taking all actions and doing all things necessary, proper and advisable under applicable law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts (or portions thereof) or other business relationships, the acceptance of restrictions on business operations, the provision of information and the acceptance of other conditions or remedies, and the entry into other commitments and limitations) to obtain the governmental approvals described in Article 2.3 so long as the foregoing (1) would not result in a Regulatory Material Adverse Effect and (2) would not result in the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals)

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or the Offer Condition set forth in Section D.1(c) of Annex 2.2(a)(i) (Committee on Foreign Investment in the United States (CFIUS) and Other Foreign Investment Control Approvals) being incapable of being satisfied.

(b)	In furtherance and not in limitation of the foregoing, each of Syngenta, on the one hand, and ChemChina and BidCo, on the other, shall provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act)) as promptly as reasonably practicable and advisable to any Governmental Entity information and documents requested by such Governmental Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including with respect to (i) filing any notification and report form and related material required under the HSR Act, (ii) filing any notification and report form and related material required under any other competition law regarding pre-acquisition notifications for the purpose of competition reviews and (iii) submitting a joint pre-notification and joint voluntary notification with the Committee on Foreign Investment in the United States (CFIUS) conforming to CFIUS’s regulations for such filings, including the submission by ChemChina of Personal Identifier Information as defined in CFIUS’s regulations (the CFIUS Notice), and thereafter to respond promptly to any request for additional information or documentary material that may be made under the HSR Act, any similar law regarding preacquisition notifications for the purpose of competition reviews or by CFIUS pursuant to 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170.

(c)	Each Party shall (and shall cause its Subsidiaries to) (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other in-quiry, including any proceeding initiated by a private party; (ii) keep the other Party reasonably informed of any communication received by such Party from, or given by such Party to, the Federal Trade Commission (the FTC), the Antitrust Division of the Department of Justice (the DOJ) or any other U.S. or non-U.S. Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case, regarding any of the transactions contemplated hereby; and (iii) permit the other Party to review any substantive communication given by it to, and consult with each other in advance of any substantive communication, meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other Person, give the other Party the opportunity (including by providing reasonable advance notice) to attend and participate in such meetings, conferences and other communications.

(d)

If any objections are asserted with respect to the transactions contemplated by this Agreement by CFIUS, under the HSR Act or any other applicable competition law, or if any action, suit, investigation or proceeding is instituted or threatened by any Governmental Entity or any private party challenging any of the transactions contemplated by this Agreement, ChemChina and BidCo shall promptly attempt to resolve such objections. In furtherance of the foregoing, but subject to the last two sentences in Article 2.3(a) of

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this Agreement, ChemChina and BidCo shall, and shall cause their respective Subsidiaries and Affiliates to take any and all actions and accept any and all conditions and remedies reasonably necessary, including divestitures, the holding separate of assets, business or properties, licensing, agreeing to terminate any existing relationships and contractual rights and obligations or any other conditions or remedies, as may be required (i) by the applicable Governmental Entity in order to resolve such objections as such Governmental Entity may have to such transactions, or (ii) by any domestic or foreign court or other tribunal, in any action, suit, investigation or proceeding challenging such transactions, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, in connection with obtaining any regulatory approvals with respect to the transactions contemplated by this Agreement, but without limiting ordinary course business, Syngenta shall not and shall not permit any of its Affiliates to request, cause or approve Syngenta or any of Syngenta’s Affiliates or any of their respective advisors to propose, negotiate or agree to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, any business, assets or properties, (ii) terminating or creating any relationships, contractual rights or obligations or other arrangement, (iii) terminating any venture or other arrangements; (iv) creating any relationship, including any licensing relationship, or contractual rights or obligations; or (v) effectuating any other change, restructuring, modification or limitation on the business activity, overrights, control or access of ChemChina, BidCo, Syngenta or their Affiliates without the prior written consent of ChemChina. Notwithstanding anything in this Agreement to the contrary, in no event shall Syngenta or its Affiliates be required to agree to take or enter into any action which is not conditioned upon the Closing.

(e)	Subject to applicable Legal Requirements relating to the sharing of information, each Party shall furnish the other Parties with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence (i) prepared by or on behalf of such Party for any Governmental Entity and affording the other party opportunity to comment and participate in responding, where appropriate; and (ii) received by or on behalf of such Party from any Governmental Entity, in each case in connection with any such consent, authorization, order or approval. Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a Party will be provided to the other Party on an outside counsel-only basis.

(f)	From the date of this Agreement through the date (i) of termination of the required waiting periods under the HSR Act and all applicable competition laws, (ii) all approvals under applicable competition laws are obtained and (iii) CFIUS’s conclusion of action with respect to the transactions contemplated by this Agreement with a determination that there are no unresolved national security issues, none of ChemChina, BidCo or any of their Affiliates shall take any action that could reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting periods under the HSR Act and obtaining the approvals required under other such applicable Competition Laws, or the conclusion of CFIUS’s action.

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(g)	Subject to Legal Requirements, BidCo shall not be permitted to publish the Offer Prospectus or commence the U.S. Offer unless and until the following Chinese regulatory approvals (not including, for the avoidance of doubt, Chinese antitrust approvals) have irrevocably been issued and obtained: (i) written acknowledgment from the PRC National-level National Development and Reform Commission (NDRC) of completion of the NDRC outbound investment filing process (for the avoidance of doubt including both the Project Information Report confirmation letter and the subsequent post-filing process confirmation document); (ii) enterprise overseas investment certificate issued by the PRC Ministry of Commerce; and (iii) certificate of registration issued by a Chinese bank following registration of such investment with the State Administration of Foreign Exchange.

(h)	Upon publication of the Pre-announcement, ChemChina or BidCo shall keep Syngenta regularly informed of the status of the Offer and the progress towards satisfaction of the Offer Conditions set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals) and Section D.1(c) of Annex 2.2(a)(i) (Committee on Foreign Investment in the United States (CFIUS) and Other Foreign Investment Control Approvals).

3.	Support of the Offer by Syngenta and Procurement of Certain Offer Conditions

3.1	Syngenta Board Approvals

Syngenta hereby confirms that the Syngenta Board has:

(a)	determined that this Agreement and the transactions hereby contemplated are fair to, and in the best interest of, Syngenta, its shareholders and other stakeholders and that the Board supports the cost compensation pursuant to Article 9(b);

(b)	received from each of Goldman Sachs and JP Morgan an oral opinion, each of which will subsequently be confirmed in writing, that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth therein, the Offer Price, together with the Special Dividend to be paid to the holders of outstanding Shares and ADSs, pursuant to this Agreement was fair from a financial point of view to such holders (other than ChemChina and its Affiliates);

(c)	received a confirmation by N+1 Swiss Capital that it will issue a fairness opinion in accordance with Swiss Legal Requirements which will be published in parallel to the Board Report recommending the Offer;

(d)	approved this Agreement (including its Annexes);

(e)	resolved to recommend acceptance of the Offer, as set forth in further detail in Article 3.5(a); and

(f)	resolved to register ChemChina, BidCo and | or any of their Affiliates in Syngenta’s share register as shareholders with voting rights with respect to all Shares that ChemChina,

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BidCo and | or any of their Affiliates have acquired or may acquire in the Offer or otherwise, with respect to Shares to be acquired in the Offer subject only to the Offer becoming unconditional.

3.2	General Support and Cooperation

Syngenta shall, subject to any constraints under mandatory laws and regulations, publicly, actively and unconditionally support the Offer and refrain, and procure that its Subsidiaries and its and its Subsidiaries’ Representatives refrain, from any acts, filings and statements that could adversely affect the Offer or its success.

3.3	Non-Solicitation and Superior Company Proposal

(a)	Syngenta shall not, and shall procure that its Subsidiaries and its and its Subsidiaries’ Representatives shall not, directly or indirectly:

(i)	solicit or initiate any inquiries or proposals from or discuss or negotiate or continue discussions or negotiations with any third party relating to a (potential) acquisition of Shares that represent or will represent 0.5% or more of Syngenta’s share capital, or of other equity or equity-linked securities of Syngenta or any of Syngenta’s or its Subsidiaries’ material assets or businesses, whether directly or indirectly, through a public offer, purchase of shares or other securities or assets, merger, consolidation or otherwise or any other transaction (including relating to Intellectual Property Rights), which may compete with the Offer, or substantially change the businesses, assets or liabilities of the Syngenta Group or substantially impair the value of the Shares for ChemChina (other than as permitted under Article 4.6), or limit ChemChina’s ability to acquire 100% of the Shares and ADSs (each, a Restricted Transaction) or take any other action which may facilitate, support or assist in the preparation of a Restricted Transaction;

(ii)	enter into any (binding or non-binding) letter of intent, agreement or other arrangement relating to a Restricted Transaction;

(iii)	provide any information to any third party that may be considering a Restricted Transaction relating to Syngenta or any of its Subsidiaries or grant access to any such third party to its or any of its Subsidiaries’ businesses, properties, assets, books or records (for the avoidance of doubt, this provision does not limit contacts and exchanges made in the ordinary course of business on matters which are not related to a Restricted Transaction); or

(iv)	waive, terminate, modify or release any third party (other than ChemChina, BidCo or their Affiliates or Representatives) from any provision of or grant any permission, waiver or request under, any “standstill” or any similar agreement or obligation;

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provided, however, that until the tenth (10th) Trading Day prior to the expiration of the Main Offer Period, Syngenta may, in response to an unsolicited Superior Company Proposal that is made in writing by a person who the Syngenta Board determines, in good faith, is reasonably capable of making and financing as expeditiously as reasonably required the transaction proposed in such Superior Company Proposal, (i) furnish information with respect to Syngenta to the person potentially making such Superior Company Proposal and its Representatives pursuant to a customary confidentiality and standstill agreement at terms no less restrictive than the NDA and (ii) participate in discussions or negotiations with such person and its Representatives regarding a Superior Company Proposal, in each case only if the Syngenta Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties pursuant to article 717 CO, and after having informed ChemChina of such Superior Company Proposal in accordance with Article 3.3(d) and having given ChemChina a reasonable opportunity to provide its view and potentially propose measures to make the Offer at least as favorable as such Superior Company Proposal prior to Syngenta furnishing information to or participating in discussions with such third party.

(b)	If Syngenta furnishes information with respect to Syngenta or its Subsidiaries to the person making such Superior Company Proposal and its Representatives it has not previously shared with ChemChina or BidCo or its Representatives, Syngenta shall notify BidCo that this information is available for review, and provide access to this information to ChemChina, BidCo and its Representatives at the same time and otherwise on terms no less favorable than those afforded to the person making such Superior Company Proposal.

(c)

Neither the Syngenta Board nor any committee thereof shall (i) withdraw or modify in any manner adverse to ChemChina or BidCo the recommendation of the Offer, (ii) approve or enter into any letter of intent, agreement in principle, acquisition agreement or other agreement relating to any Restricted Transaction, or (iii) approve or recommend any Restricted Transaction, or (iv) in each case, approve or make any announcement to that effect, unless, prior to the tenth (10th) Trading Day prior to the expiration of the Main Offer Period, a Superior Company Offer is submitted and as a result thereof, the Syngenta Board determines in good faith after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties pursuant to article 717 CO and that the person who made such Superior Company Offer is capable of making and consummating such Superior Company Offer in a reasonable time frame; provided, however, that, prior to taking any action referred to in clauses (i) through (iv) above, Syngenta shall have given BidCo notice of such Superior Company Offer and of its terms in accordance with Article 3.3(d) and five (5) Trading Days (the Matching Period) to submit to Syngenta a binding offer for an improved Offer, so that the improved Offer is at least as favorable to the holders of Shares as such Superior Company Offer (the Matching Right), in which case Syngenta shall not have the right to take any action adverse to ChemChina or BidCo, including without limitation to withdraw or modify in a manner adverse to ChemChina or BidCo the recommendation of the Offer, to enter into any agreement

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relating to a Restricted Transaction or to recommend a Superior Company Offer. Syngenta shall be allowed to take any action referred to in clauses (i) through (iv) above in relation to the submitted Superior Company Offer as it has been notified to BidCo, if the prerequisites of this Article 3.3(c) have been met; provided, however, that if Syngenta does not enter into a definitive agreement with the third party who has submitted the Superior Company Offer within ten (10) Trading Days after the expiration of the Matching Period, the Matching Right shall be deemed reinstated.

(d)	Syngenta shall promptly (but no later than two (2) Trading Days after receipt) advise ChemChina and BidCo of any Superior Company Proposal or Superior Company Offer or any proposal or inquiry for or in relation to any Restricted Transaction, or of any request for information relating to Syngenta or any of its Subsidiaries or for access to the business, properties, assets, books, or records of Syngenta or any of its Subsidiaries by any third person for or in relation to any Restricted Transaction. Syngenta shall identify the person making any such proposal, offer, inquiry or request and the material terms and conditions of such party’s proposal, offer, inquiry or request and of any Restricted Transaction, Superior Company Proposal or Superior Company Offer, and shall keep ChemChina and BidCo informed, on a prompt basis (but in no event later than two (2) trading days after receipt), of any change to the material terms thereof.

3.4	Joint Press Release

On the date of the publication of the Pre-Announcement, ChemChina and Syngenta shall publish their respective press releases substantially in the form set forth in Annexes 3.4(i) and (ii), including the Syngenta Board’s support for, and its recommendation and support for acceptance of, the Offer.

3.5	Report of and Recommendation by the Syngenta Board

(a)	As long as Syngenta has not withdrawn or modified the Board recommendation in accordance with Article 3.3(c):

(i)	The Syngenta Board shall issue a report to all shareholders of Syngenta in accordance with article 132(1) FMIA and article 30 et seq. Takeover Ordinance, consistent with and substantially in the form of the draft report attached hereto as Annex 3.5(a) (the Board Report), such Board Report welcoming and endorsing, and recommending that the shareholders of Syngenta accept, the Offer.

(ii)	The Syngenta Board shall issue the Board Report in German, French and English and as of such time as to enable BidCo to include and publish it as part of the Offer Prospectus.

(iii)

Syngenta shall file with the SEC contemporaneously with the commencement of the U.S. Offer and disseminate to holders of ADSs and the U.S. Persons that hold Shares to the extent required by applicable U.S. federal securities laws a

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Solicitation/Recommendation Statement of Schedule 14D-9 (together with all amendments and supplements thereto and including exhibits thereto), that shall reflect the recommendation of the Syngenta Board.

(b)	The Syngenta Board shall only have the right to withdraw or modify the Board Report or its recommendation of the Offer, or make any announcement to that effect, in accordance with Article 3.3(c).

3.6	Procurement of Certain Offer Conditions by Syngenta and Information of ChemChina

(a)	Syngenta shall, and shall procure that its Subsidiaries and its and its Subsidiaries’ Representatives shall, make all notifications and filings and take all other reasonable actions, including, without limitation, those set forth in Article 4, which may be reasonably necessary to procure or support the satisfaction of the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals), the Offer Condition set forth in Section D.1(c) of Annex 2.2(a)(i) (Committee on Foreign Investment in the United States (CFIUS) and Other Foreign Investment Control Approvals), the Offer Condition set forth in Section D.1(f) of Annex 2.2(a)(i) (Registration in the Share Register of the Company) and the Offer Condition set forth in Section D.1(g) of Annex 2.2(a)(i) (Resignation of Members of the Board of Directors of the Company and Mandate Agreements) as expeditiously as reasonably practicable.

(b)	Syngenta shall keep ChemChina and its Representatives regularly informed of the progress of the satisfaction of the conditions set forth in Article 3.6(a) and disclose to ChemChina and BidCo any matter which will or may prevent any such Offer Condition from being satisfied promptly upon such matter coming to the attention of Syngenta. Syngenta shall promptly upon satisfaction of any condition set forth in Article 3.6(a) deliver to ChemChina appropriate evidence thereof.

(c)

On (i) the first Trading Day after the end of the Main Offer Period, (ii) the first Trading Day after the end of the Additional Acceptance Period, and (iii) the Trading Day immediately prior to the First Settlement, the Chief Executive Officer and the Group General Counsel of Syngenta shall deliver to ChemChina and BidCo on behalf of Syngenta a certificate dated that day confirming in writing, to the best of their knowledge, the satisfaction of the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals) (only with respect to the Syngenta Group), the Offer Condition set forth in Section D.1(d) of Annex 2.2(a)(i) (No Injunction) (only with respect to the Syngenta Group), the Offer Condition set forth in Section D.1(f) of Annex 2.2(a)(i) (Registration in the Share Register of the Company), the Offer Condition set forth in Section D.1(g) of Annex 2.2(a)(i) (Resignation of Members of the Board of Directors of the Company and Mandate Agreements), the Offer Condition set forth in Section D.1(h) of Annex 2.2(a)(i) (No Adverse Resolutions of the General Meeting of Shareholders of the Company) and the Offer Condition set forth in Section D.1(i) of Annex 2.2(a)(i) (No Obligation to Purchase or Sell Material Assets or to Incur or Repay Material Indebtedness). In addition, on the first Trading Day after the end of the Main Offer Period, the Chief Executive Officer

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and the Group General Counsel of Syngenta shall deliver to ChemChina and BidCo on behalf of Syngenta a certificate dated that day confirming in writing, to the best of their knowledge, the satisfaction of the Offer Condition set forth in Section D.1(e) of Annex 2.2(a)(i) (No Company Material Adverse Effect), or include such confirmation in their certificate pursuant to subparagraph (i) of this Article 3.6(c).

3.7	Tender of Shares and ADSs

(a)	Syngenta shall, as long as the Board recommendation is not withdrawn or modified in accordance with Article 3.3(c), use its commercially reasonable best efforts to procure the tender of the Shares and ADSs into the Offer by its shareholders. In particular, without limitation, it shall:

(i)	support and assist in the preparation of marketing materials for the Offer and support and assist in the preparation of, and procure the participation of the chairman of the Syngenta Board and its management in, road shows and marketing events for the Offer;

(ii)	directly liaise with shareholders as reasonably requested by ChemChina to cause them to tender their Shares or the Shares represented by them (or to sell their Shares if offer restrictions apply to them); in particular, Syngenta undertakes that the chairman of the Syngenta Board and | or members of the Syngenta senior management will approach its significant shareholders jointly with ChemChina and its Representatives at a time reasonably agreed in order to cause these significant shareholders to tender their Shares and ADSs into the Offer;

(iii)	encourage the retail shareholder base and its employees to tender their Shares and ADSs;

(iv)	disclose such information on the shareholder base to ChemChina, the tender agent and proxy agent, and provide such other assistance as to enable them to plan and engage in efforts at procuring tenders from shareholders.

(b)	Syngenta shall procure that no Treasury Shares are tendered into the Offer. For the avoidance of doubt, this provision does not prevent Syngenta to, in first priority, use and, in second priority, purchase Treasury Shares if and to the extent required to meet obligations under the Equity Plans, in accordance with Articles 4.1 and 6 and the respective Equity Plan regulations.

3.8	Consultation on Communication

(a)

Save where the communication is immaterial, Syngenta agrees to consult with ChemChina and BidCo sufficiently in advance of any communication (whether in writing or orally) which it, its Subsidiaries or its or its Subsidiaries’ Representatives propose(s) to make or submit to third parties or media, the TOB, the SEC or any other authority, court

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or stock exchange in connection with the Offer. Syngenta undertakes to consider and take into account any reasonable comments that ChemChina and BidCo or their Representatives may make prior to making any such communication.

(b)	The Parties will inform each other of any material development in the proceedings with, and provide them with copies of any of its filings or other communications to, third parties or media, the TOB, the SEC any other authority, court or stock exchange in connection with the Offer.

4.	Further Covenants

4.1	Trading and Other Restrictions

(a)	Syngenta is aware and acknowledges that, as from the execution of this Agreement, it and all other members of the Syngenta Group and other Affiliates are or may be deemed to be acting in concert with ChemChina, BidCo and their Affiliates with respect to the Offer, in accordance with article 11 Takeover Ordinance.

(b)	Syngenta agrees, at all times from the date of execution of this Agreement until (and including) the day falling six months after the end of the Additional Acceptance Period, to comply, and to procure that all of its Subsidiaries and other Affiliates comply, with the obligations set forth in article 12(1) Takeover Ordinance, including without limitation to refrain, and to procure that all of its Subsidiaries and other Affiliates refrain, from doing anything that could trigger the best price rule pursuant to articles 12(1)(b) and 10 Takeover Ordinance. Syngenta, among other things, shall, and shall procure and establish appropriate instructions or agreements to procure that its Subsidiaries and its and its Subsidiaries’ Representatives and other Affiliates shall, refrain from doing anything which may result in an obligation of ChemChina, BidCo or any other Person that may be deemed acting in concert with them, including Syngenta and its Subsidiaries, to increase the Offer Price or otherwise change the Offer Price or other terms of the Offer.

(c)	Without limitation to the generality of the foregoing, Syngenta shall not, and shall procure that neither its Subsidiaries, nor any Person on its or their behalf, shall, from the date of the execution of this Agreement until (and including) the day falling six months after the end of the Additional Acceptance Period, without the prior consent of ChemChina (which shall not be unreasonably withheld; it being understood that a request by ChemChina to obtain a prior valid and binding ruling from the Swiss takeover authorities that such action or transaction is compliant with the best price rule, shall not be deemed unreasonable; it being further understood that, after having obtained such ruling, ChemChina will agree to purchases of Shares if and to the extent required to meet obligations under the Equity Plans, in accordance with Article 3.7(b), this Article 4.1 and Article 6 and the respective Equity Plan regulations, unless such an agreement would have any negative impact on the Offer), except as set forth in Article 6:

(i)	acquire or pay, or agree to acquire or pay for, any Shares or other equity securities of Syngenta or any financial instruments or rights relating, in any manner whatsoever, to the Shares or other equity securities of Syngenta (including, for the avoidance of doubt, financial instruments or rights providing for cash settlement only); or

(ii)	change or amend or agree to change or amend any of the terms and conditions of the Equity Plans or the options or rights granted thereunder or under any other participation plan or arrangement, grant any new options or rights under such Equity Plans or establish any new option, share or other equity-based compensation or participation or similar plan or arrangement with respect to Shares or other equity securities of Syngenta or any of its Subsidiaries, or agree to or perform any cash settlement or repurchase of any such options or rights.

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(d)	Effective as of the execution of this Agreement, Syngenta shall procure that its share buy-back program and any market making or similar arrangements are suspended, except with the prior written consent of ChemChina from time to time. At all times from the date of the execution of this Agreement until (and including) the day falling six months after the end of the Additional Acceptance Period, Syngenta shall not permit its existing share buy-back program or similar arrangements to be reactivated, nor initiate, enter into or communicate any new share buy-back program or similar arrangement without the prior written consent of ChemChina. To the extent ChemChina approves any buy-backs of Shares in accordance with this Article 4.1(d), such buy-backs shall exclusively be at a price below the Offer Price and comply with all reporting obligations under share ownership disclosure and takeover regulations.

(e)	Prior to the First Settlement, Syngenta (acting through its Compensation Committee) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by Syngenta or any of its Subsidiaries with current or future directors, officers, employees or other service providers of Syngenta or any of its Subsidiaries and to ensure that any such arrangements fall within the non-exclusive safe harbor provisions of such rule.

4.2	Registration in the Shareholder Register of Syngenta

Syngenta shall promptly register ChemChina, BidCo and | or any of their Affiliates in Syngenta’s share register as shareholders with voting rights with respect to all Shares that ChemChina, BidCo and | or any of their Affiliates have acquired or may acquire in the Offer or otherwise.

4.3	Company Board and Directors

(a)

Syngenta shall procure that a sufficient number of members of the Syngenta Board shall resign as members of the Syngenta Board by signing a resignation declaration substantially in the form attached hereto as Annex 4.3(a)(i) and | or enter into (and not subsequently

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terminate) a mandate agreement with ChemChina or BidCo in the form attached hereto as Annex 4.3(a)(ii), in each case effective as of the First Settlement, as is necessary for ChemChina or BidCo to control the Syngenta Board effective as of the First Settlement. Any mandate agreement shall cover the period from the First Settlement to and including the date of the Extraordinary General Meeting (as defined below).

(b)	Promptly (but no later than five (5) Trading Days) after the Offer has become unconditional, Syngenta shall invite for an extraordinary general meeting of shareholders of Syngenta (the Extraordinary General Meeting) and schedule and propose and recommend the election to the Syngenta Board as chairman and | or members of the individuals proposed by ChemChina or BidCo (the ChemChina Nominees). Furthermore, Syngenta shall procure that members of the Syngenta Board shall resign as members of the Syngenta Board, by signing a resignation declaration substantially in the form attached hereto as Annex 4.3(a)(i), and that the chairman of the Syngenta Board shall resign from his function as chairman, in each case as requested by ChemChina or BidCo and effective as of the end of the Extraordinary General Meeting. If such resignations are not duly received by Syngenta before the publication of the invitation to the Extraordinary General Meeting, Syngenta shall schedule and propose and recommend the dismissal of the respective members of the Syngenta Board for the Extraordinary General Meeting. Subject to intentional misconduct and gross negligence, ChemChina will vote in favor of a discharge resolution for all those directors who resign from their functions as per the respective resignation date.

4.4	Dividends

(a)	Syngenta’s shareholders shall be entitled to be paid any ordinary dividend approved by the Ordinary General Meeting of up to CHF 11 gross (pre-tax) per Share in respect of the financial year ended December 31, 2015, which dividend, if approved, shall be payable as normally foreseen but in any event before the First Settlement.

(b)	In addition, upon the Offer becoming unconditional, Syngenta’s shareholders shall be entitled to be paid a special dividend of CHF 5 gross (pre-tax) per Share, payable immediately prior to the First Settlement, if approved by the Ordinary General Meeting (as defined below).

(c)	The dividend payments in accordance with Articles 4.4(a) and (b) shall not entitle ChemChina and BidCo to an adjustment of the Offer Price.

(d)	Syngenta shall not engage in or propose any other or greater dividend payment or other distribution without both (i) the prior written consent of ChemChina and (ii) such distribution leading to a reduction of the Offer Price by the same amount.

(e)	If the First Settlement has not occurred on the date on which Syngenta is required to dispatch the invitation to the ordinary general meeting of shareholders in April 2017, the dividend policy of Syngenta in effect as of the date hereof shall continue to apply.

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4.5	General Meetings of Shareholders

(a)	The Syngenta Board shall invite for the ordinary general meeting of shareholders of Syngenta scheduled to be held on April 26, 2016 (the Ordinary General Meeting), in accordance with applicable laws and put to a vote of the Ordinary General Meeting the agenda items and proposals set forth in Annex 4.5(a).

(b)	ChemChina and BidCo shall have the right to attend, and shall be invited by Syngenta to, any general meeting of shareholders of Syngenta after the date hereof and during the term of this Agreement.

(c)	The Syngenta Board shall recommend the rejection of any items put on the agenda of the Ordinary General Meeting or the Extraordinary General Meeting by a requesting third party shareholder unless such item has no impact whatsoever on the Offer.

4.6	Conduct of Business

(a)	Unless specifically provided otherwise in this Agreement, the Syngenta Board shall procure that the Syngenta Group continues to operate its business as a going concern, in the ordinary course of business and consistent with prior practice and the current budget and business plan, and in compliance with all Legal Requirements at all times from the date of this Agreement through the settlement of the Offer, and shall use its commercially reasonable best efforts to preserve substantially intact its business organization and goodwill, keep available the services of its officers and employees and preserve the relationships with the Persons having material business relationships with Syngenta or any of its Subsidiaries.

(b)	Without limitation to the foregoing, unless specifically provided otherwise in this Agreement or required by Legal Requirement, the Syngenta Board shall procure that Syngenta and its Subsidiaries shall not, and that no Person on their behalf will, without the prior consent of ChemChina or BidCo (or, if applicable merger control laws do not so permit, prior consultation of ChemChina or BidCo) do or agree to do any of the following from the date of this Agreement through the settlement of the Offer:

(i)	take any action that would reasonably be expected to materially interfere with, inhibit or impair the consummation of the Offer or the transactions contemplated under this Agreement;

(ii)	make any change in the terms of service or employment or grant any general increase in compensation of any director, officer or employee of the Syngenta Group other than in accordance with existing agreements or in line with prior practice;

(iii)	recognize any union, works council, or other labor organization as the representative of any of the employees of Syngenta or any of its Subsidiaries, or enter into any new or amended collective bargaining or other agreement with any union, works council, or other labor organization other than in the ordinary course of business consistent with past practice or as required by applicable Legal Requirement;

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(iv)	form, enter into, terminate, withdraw from or vary in any material respect any partnership, consortium, joint venture or other incorporated association for a transaction or book value in excess of USD 200,000,000;

(v)	alter or amend in any manner the articles of association or organizational regulations or similar governing documents of Syngenta;

(vi)	issue or create any obligation to issue any Shares, other equity securities, options, conversion rights or other rights for Shares or other equity or equity-linked securities of Syngenta, or issue or create any obligation to issue any shares, other equity or equity-linked securities, options, conversion rights or other rights for shares or equity or equity-linked securities in any of Syngenta’s Subsidiaries (for the latter, other than to or vis-à-vis a member of the Syngenta Group);

(vii)	directly or indirectly offer, sell, write options, assign, pledge, encumber or otherwise dispose of or transfer the legal or beneficial ownership of all or a part of the Treasury Shares, except in accordance with Article 3.7(b), this Article 4.1 and Article 6 and the respective Equity Plan regulations;

(viii)	enter into, or increase or extend any liability under, any guarantee or indemnity in excess of USD 80,000,000 other than in the ordinary course of business consistent with past practice;

(ix)	make, increase or extend any loan or advance or grant any credit to any third Person in excess of USD 80,000,000 other than in the ordinary course of business consistent with past practice;

(x)	borrow any money from or incur any indebtedness against a third Person in excess of USD 80,000,000 other than in the ordinary course of business consistent with past practice or in relation to the Special Dividend or payments under the Equity Plans to be made in cash in accordance with Article 6;

(xi)	initiate, discontinue or settle any litigation or arbitration proceedings where the amount claimed together with any costs incurred or likely to be incurred exceeds USD 80,000,000 per item;

(xii)	grant, create or allow to be created any Lien over any of its material assets or Intellectual Property Rights having a book value in excess of USD 80,000,000 other than charges arising by operation of law or in the ordinary course of business consistent with past practice;

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(xiii)	declare, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, except for dividends to another direct or indirect wholly owned Subsidiary of Syngenta or to Syngenta;

(xiv)	enter into, terminate or modify in any material respect any material license or other agreement generating yearly income in excess of USD 80,000,000 or affecting the Intellectual Property Rights of Syngenta or any of its Subsidiaries (provided these rights have a book value of or generate license fees in excess of USD 80,000,000) other than in the ordinary course of business consistent with past practice; or

(xv)	change the accounting procedures, principles or practices of Syngenta or any of its Subsidiaries in effect at the date of this Agreement if such change would have a material effect on the financial statements of the Syngenta Group as a whole.

4.7	Access and Information

Subject to any constraints under Legal Requirements, Syngenta shall cooperate with ChemChina and BidCo, and give each of them and their Representatives reasonable access during normal business hours to the management, legal, financial and other advisors and provide them and their Representatives with all documents and information reasonably requested by ChemChina, BidCo or their Representatives, to (i) prepare or support any filings with the TOB, the Swiss Financial Market Supervisory Authority, the SIX, the NYSE, the SEC and any merger control and other authority or court or stock exchange (including post Offer filings such as the filing of a squeeze-out action as set forth in Article 8), including without limitation a voluntary joint filing of notice of the transaction to CFIUS and any requested supplemental information pursuant to 31 C.F.R. Part 800 and 50 U.S.C. App. § 2170, (ii) arrange the financing of the Offer, as further specified in Annex 4.7, (iii) procure or verify the satisfaction of the Offer Conditions, (iv) discuss employment terms, and (v) implement and settle the Offer and enable a smooth transition and preparation of integration, including refinancing transactions.

5.	Representations and Warranties of Syngenta

(a)	Syngenta hereby represents and warrants to ChemChina and its Subsidiaries and Affiliates, including BidCo (if and when existing) that, except as set forth or provided in the Consolidated Financial Statements, or as otherwise disclosed to ChemChina or its Representatives prior to the date hereof, as of the date of this Agreement:

(i)	Syngenta has the full corporate capacity, power and authority, duly authorized by all requisite corporate actions, to enter into this Agreement and any transactions contemplated hereunder and to perform its respective obligations.

(ii)	There are no Actions pending or threatened against Syngenta or any of its Subsidiaries challenging the validity of this Agreement or any transactions contemplated by this Agreement, or which would materially impair the consummation of the transactions contemplated by this Agreement.

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(iii)	The execution and performance by Syngenta of this Agreement and the consummation of the transactions contemplated under this Agreement will not (i) violate or conflict in any respect with any provision of the articles of association or organizational regulations of Syngenta; (ii) violate or conflict with any material Legal Requirement applicable to Syngenta or any of its Subsidiaries or by which any of their properties or assets may be bound nor (iii) except as expressly envisaged in this Agreement, require any material registration or filing by Syngenta or any of its Subsidiaries with, or any material permit, license, exemption, consent, authorization or approval of, or the giving of any notice by Syngenta or any of its Subsidiaries to, any Governmental Entity or third party.

(iv)	Other than as set forth on Annex 5(a)(iv), there are no outstanding options, restricted stock units, performance stock units, warrants, calls or other rights or commitments, or any other agreements of any character issued or entered into by Syngenta or any of its Subsidiaries relating to the purchase or sale, transfer, issuance, voting or the granting of rights to acquire any Shares or other equity or equity-linked securities of Syngenta. The Company and its Subsidiaries do not have any other equity-based compensation or similar plans other than the Equity Plans. The terms of the sub-plans of each Equity Plan conform in all material respects with the terms of the respective Equity Plan disclosed to ChemChina.

(v)	There is no Action (including Actions seeking injunctive relief) pending or threatened against Syngenta or any of its Subsidiaries which could reasonably result in a payment or loss exceeding USD 80,000,000 each (or in the case of Actions arising from a common set of allegations, that could result in payments or losses together exceeding USD 80,000,000), and where the likelihood of an adverse outcome has not been assessed for the purpose of IAS 37 to be remote and there are, to the best knowledge of Syngenta, no circumstances which could give rise to any such Action, unless such payment(s) or loss(es) has | have been provided for in the Consolidated Financial Statements.

(vi)	There are no distribution, long term sales or agency individually generating on a yearly basis more than 1% of the consolidated sales as per the Consolidated Financial Statements which include termination rights by the counterparties in case of a change of control over Syngenta or its Subsidiaries.

(vii)	Subsequent to the date of the Consolidated Financial Statements, (i) the Syngenta Group’s business has been carried on in the ordinary course of business, (ii) no action has been taken or condition, circumstance, event, change, fact, matter or effect has occurred, which, if taken or occurred after the execution of this Agreement without the prior written consent of ChemChina or BidCo, would constitute a breach or violation of Article 4.6, (iii) no action has been taken that would have a dilutive effect on the Shares, and (iv) no materially adverse changes have occurred.

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(viii)	Except as disclosed to ChemChina, neither Syngenta nor any of its Subsidiaries has employed any broker, financial adviser, finder or other intermediary in connection with the transactions contemplated by this Agreement to whom it would be obligated to pay a broker’s, finder’s or similar fee, commission or other compensation.

(ix)	After due enquiry, Syngenta is not aware of any price-sensitive facts required to be published pursuant to the applicable rules relating to ad-hoc publicity under the Swiss or U.S. securities laws and regulations that have not been published (other than those contemplated by or described in this Agreement, which will be made public in accordance with applicable rules relating to ad-hoc publicity under Swiss and U.S. securities laws), and Syngenta has not postponed the publication of any price-sensitive information under the Swiss or U.S. securities laws and regulations. All publicly available filings of Syngenta or any of its Subsidiaries are true, correct and complete in all material respects as of their respective date and have, if required by Legal Requirements been effected in accordance with such Legal Requirements and at the times required.

(x)	Neither Syngenta nor any of its Subsidiaries or Representatives is engaged in any discussions nor a party to any binding or non-binding agreements, letters of intent or similar arrangements relating to a Restricted Transaction.

(b)	At time of signing of this Agreement, as well as immediately prior to each of (i) the publication of the Offer Prospectus, (ii) any subsequent publication of an amendment to the Offer, (iii) the lapse of the Main Offer Period, (iv) the lapse of the Additional Acceptance Period and (v) the First Settlement, the Chief Executive Officer and the Group General Counsel of Syngenta shall deliver to ChemChina and BidCo a certificate dated that day confirming in writing that, to the best of their knowledge, the representations and warranties set forth above continue to be true and correct as of such date (or specifying in what respect they are no longer true and correct). For the avoidance of doubt, if any of the representations and warranties would no longer be true as of any of the dates following the date hereof, ChemChina has no remedies for breach of such representations and warranties if such representations and warranties are true and not breached at the date hereof, unless such remedies follow from other provisions of this Agreement.

6.	Equity-Based Plans and Employee Matters

(a)	Syngenta confirms that it has not materially amended, altered or terminated the Equity Plans since February 2, 2015, save for the amendments, alterations or terminations of the Equity Plans resolved by the Syngenta Board as set forth in Article 6(b) or disclosed to ChemChina prior to the signing of this Agreement.

(b)

All Equity Plans provide for a change of control provision and the claims of beneficiaries of the Equity Plans will be triggered under such change of control provisions if and when the withdrawal rights of Syngenta shareholders regarding their acceptance of the Offer (to the extent applicable) have lapsed and all tenders have thus become irrevocable and the

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Offer Condition set forth in Section D.1(a) of Annex 2.2(a)(i) (Minimum Acceptance Rate) has been met or waived by ChemChina. ChemChina understands that the Syngenta Board and, as applicable under relevant Equity Plans, the Syngenta Compensation Committee have resolved to amend all Equity Plans, a list of which is attached hereto as Annex 6(b), in accordance with their respective resolutions taken on February 1, 2016, and on February 2, 2016, respectively, as disclosed to ChemChina. The Syngenta Board’s and the Syngenta Compensation Committee’s resolutions have been adopted subject to compliance with Swiss takeover law, including without limitation that the relevant authorities have bindingly and finally ruled that the treatment of entitlements and awards will not result in ChemChina or BidCo or any other Person being required to increase the Offer Price or otherwise amend the Offer consideration, and the Syngenta Board will make any changes necessary to that effect.

(c)	As from the date of this Agreement, Syngenta undertakes that, without the prior written consent of ChemChina it will not materially amend, alter or terminate any of the Equity Plans. For the avoidance of doubt, Syngenta and its Subsidiaries remain entitled to grant awards or entitlements under the existing Equity Plans in the ordinary course of business and consistent with past practice and in accordance with the terms of the respective Equity Plans, but shall only grant awards or entitlements in the year 2016 in accordance with Annex 5(a)(iv), and shall not grant any awards or entitlements with a total value in excess of CHF 100,000,000 (it being understood that the current reasonable estimate is as set out in Annex 5(a)(iv)) without the prior written consent of ChemChina or BidCo. Furthermore, Syngenta shall grant awards or entitlements only in compliance with Legal Requirements, including without limitation that the relevant authorities have bindingly and finally ruled that such grants will not result in ChemChina or BidCo or any other Person being required to increase the Offer Price or otherwise amend the Offer consideration.

(d)	Based on supporting documentation and calculations made as of the date hereof in accordance with the Equity Plans, Syngenta confirms that the aggregate amount needed for the cash settlement (including without limitation in respect of the awards and entitlements to be granted in accordance with Article 6(c) of the Agreement) cannot reasonably be expected, based on current market conditions and not considering expenses for social security payments, to exceed CHF 450,000,000. Syngenta will inform ChemChina on an ongoing basis of any material developments based on which such amount would need to be recalculated and of any recalculated amount.

(e)	Syngenta will deliver to each beneficiary or holder of any Equity Plan a letter (or inform the beneficiaries or holders in any other appropriate form) setting forth the amendments applicable to such beneficiary or holder in form and substance satisfactory to Syngenta, ChemChina and BidCo.

(f)	Syngenta undertakes to implement based on instructions of ChemChina and BidCo appropriate retention packages.

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(g)	Syngenta shall fulfill its obligations, and shall cause each of its Subsidiaries to fulfill each of their respective obligations, to inform and consult, under applicable Legal Requirements, with any employee representative bodies (including any unions, labor organizations or works councils) which represent employees, or with employees, affected by the transactions contemplated by this Agreement.

(h)	ChemChina shall be informed and shall then have the right to submit any act, action or agreement contemplated in this Article 6 to the TOB for a ruling confirming compliance with Swiss takeover laws, including without limitation the best price rule and principle of equal treatment, prior to such act, action or agreement being made, entered into or implemented.

7.	Governance

The Parties agree that the corporate governance of Syngenta shall be changed effective as of the First Settlement (if not otherwise indicated below) as follows:

(a)	Four (4) out of ten (10) members of the Syngenta Board shall be independent directors, having no affiliation with ChemChina or its Affiliates other than their position as Syngenta Board members and meeting the independence criteria of the Swiss Code of Best Practices for Corporate Governance. The Syngenta Board shall determine, after consultation with ChemChina, the identity of the initial independent directors out of its current slate of directors and including its current chairman. The current chairman of Syngenta shall become the vice-chairman of the board of directors of Syngenta and the lead independent director. ChemChina may reject any proposal for an independent director for Important Reasons. The four (4) out of ten (10) ratio shall be implemented as of the Extraordinary General Meeting.

(b)	Immediately prior to the First Settlement, the Company shall adopt the organizational regulations of the Syngenta Board attached hereto as Annex 7(b) (the Board Regulations). The Board Regulations shall provide that one member of each committee of the Syngenta Board (other than the Committee of Independent Directors, see below) shall be an independent director and that the following decisions of the Syngenta Board shall require – apart from the simple majority of the votes of the members present (with the chairman of the Syngenta Board having the casting vote in case of a tie) – the consent of at least two (2) independent directors:

(i)	change of the location of the headquarters of Syngenta;

(ii)	raising new debt or making distributions which would lower the rating of the Syngenta Group to a level below investment grade (rating by Moody’s and S&P);

(iii)	reduction of the R&D budget in any given year to a level below 80% of the average R&D spend/sales in the years 2012 – 2015;

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(iv)	material change in the agricultural sustainability programs or a reduction of funding of the Syngenta Foundation for Sustainable Agriculture to a level below 80% of the average funding per year in 2012 – 2015;

(v)	material changes to Syngenta’s HSE Policy and Standards attached hereto as Annex 7(b)(v), except as required by Legal Requirements;

(vi)	material changes to Syngenta’s Code of Conduct attached hereto as Annex 7(b)(vi), except as required by Legal Requirements.

The Parties agree that the HSE Policy, the Code of Conduct and any other internal or similar policies, guidelines or rules of the Syngenta Group shall only apply to Syngenta and its Subsidiaries, and not to ChemChina and its other Subsidiaries, even if their wording does, or may be construed to, include other Affiliates of Syngenta. If assets of the ChemChina Group are contributed to the Syngenta Group, the HSE Policy, the Code of Conduct and any other internal or similar policies, guidelines or rules of the Syngenta Group shall apply to such contributed assets if reasonably adequate and after a reasonable transitional period to be set by the Syngenta Board.

(c)	Immediately prior to the First Settlement, the Syngenta Board shall put in place a permanent Committee of Independent Directors consisting of the independent directors initially determined in accordance with Article 7(a). The Committee of Independent Directors shall adopt a charter in the form attached hereto as Annex 7(c) (the Committee Charter). The Committee of Independent Directors shall approve any transaction between any member company of the Syngenta Group and ChemChina or any of ChemChina’s Affiliates other than members of the Syngenta Group except:

(i)	if the transaction is made at market terms; or

(ii)	if the total compensation made in connection with the transaction (including related transactions of the same nature, with recurring transactions being aggregated) is less than CHF 50,000,000; or

(iii)	in case of any distributions by dividend or capital reduction, capital increases or intra-group mergers involving BidCo, Syngenta or any Syngenta Subsidiary, as well as in case of any squeeze-out transactions pursuant to Article 8(a).

(d)	In case of any replacement of an independent director, the Governance & Nomination Committee of Syngenta shall submit a proposal to the Syngenta Board and the Committee of Independent Directors. The Committee of Independent Directors will nominate the proposed individual for election to the Syngenta Board as independent director based on the Governance & Nomination Committee’s proposal or, acting reasonably, another individual. ChemChina shall be required to elect the individual nominated by the Committee of Independent Directors, subject to Important Reasons.

Transaction Agreement between ChemChina, CNAC and Syngenta	27 | 34

(e)	Any replacement of the Chief Executive Officer of the Syngenta Group shall be made in accordance with internationally recognized standards for selection of a Chief Executive Officer for a major multinational company.

(f)	ChemChina confirms its intention to maintain the STAB Committee.

(g)	The Committee of Independent Directors shall have the authority, by majority decision, to enforce on behalf and at the cost of Syngenta the provisions of this Article 7. For such purpose, the Committee of Independent Directors may appoint suitable advisors. In case all independent directors are dismissed without replacement in accordance with Article 7(d), each director so dismissed shall have the right (in the sense of a contract for the benefit of a third party – Vertrag zugunsten Dritter) to enforce on behalf and at the cost of Syngenta the provisions of this Article 7 as though they were still in the Committee of Independent Directors.

(h)	From the First Settlement, ChemChina agrees to procure that the corporate governance matters set forth in Articles 7(a) to (g) remain in place until the earlier of (i) five (5) years following the First Settlement and (ii) a re-listing of Syngenta’s Shares through an initial public offering. The Board Regulations shall provide that all provisions reflecting the arrangements of Articles 7(a) to (g) (including the Committee Charter) shall, unless reinstated by the Syngenta Board with a regular majority and without approval by the Committee of Independent Directors being required, automatically lapse as of such time.

8.	Going Private and Re-listing

(a)	Syngenta understands that ChemChina currently intends that, following the settlement of the Offer, depending on the acceptance rate, any remaining minority shareholders of Syngenta shall be excluded and indemnified by any legal means available, including by way of a squeeze-out in accordance with article 137 FMIA and the respective implementing ordinance or the Swiss Merger Act (as the case may be) or by way of a follow-up private or public offer, and that the Shares and the ADSs shall be de-listed from the SIX and from the NYSE.

(b)	Following the settlement of the Offer, Syngenta shall support any such action proposed by ChemChina or BidCo in order for BidCo to achieve control of 100% of the Shares of Syngenta, to de-list the Shares and ADSs from the SIX and the NYSE and to prepare and facilitate the combination and integration of the Syngenta Group with and into ChemChina Group.

(c)	ChemChina hereby confirms its intention (without obligation) to re-list all or part of the Shares through an initial public offering in due course. In such case, ChemChina hereby commits to consider the SIX as the priority listing location, but would also discuss with the Syngenta Board and the Committee of Independent Directors (if still in place) and management the possibility of a listing or second listing at other major global markets including Chinese capital markets in order to maximize value for shareholders.

Transaction Agreement between ChemChina, CNAC and Syngenta	28 | 34

9.	Costs and Expenses, Compensation

(a)	Except as expressly provided otherwise herein, each Party shall bear its own costs and expenses (including advisory fees) incurred in the negotiation, preparation and completion of this Agreement.

(b)	Syngenta agrees to pay to ChemChina or, at the election of ChemChina, to BidCo an amount of USD 1.5 billion, if the Offer is not successful or does not become unconditional for a reason attributable to:

(i)	a material breach by Syngenta of this Agreement; or

(ii)	the non-satisfaction of one or several of the following Offer Conditions: Offer Condition set forth in Section D.1(f) of Annex 2.2(a)(i) (Registration in the Share Register of the Company), Offer Condition set forth in Section D.1(g) of Annex 2.2(a)(i) (Resignation of Members of the Board of Directors of the Company and Mandate Agreements), Offer Condition set forth in Section D.1(h) of Annex 2.2(a)(i) (No Adverse Resolutions of the General Meeting of Shareholders of the Company) and Offer Condition set forth in Section D.1(i) of Annex 2.2(a)(i) (No Obligation to Purchase or Sell Material Assets or to Incur or Repay Material Indebtedness) (it being understood that the fact that BidCo does not waive such condition shall not reduce Syngenta’s obligations hereunder); or

(iii)	the withdrawal or modification by the Syngenta Board of its recommendation of the Offer or the recommendation by the Syngenta Board of a Restricted Transaction or Syngenta entering into a definitive agreement with a third party for a Restricted Transaction during the term of this Agreement or a Restricted Transaction being publicly announced or launched during the term of the Offer and consummated; or

(iv)	a proposal for a Restricted Transaction being publicly announced before the termination of this Agreement and Syngenta entering into a definitive agreement with a third party for such Restricted Transaction within twelve (12) months of the termination of this Agreement and such Restricted Transaction being consummated.

Syngenta herewith confirms that it considers the amount of USD 1.5 billion adequate in the context of the transactions contemplated by this Agreement. The cost reimbursement obligation pursuant to this Article 9(b) shall become due and payable within 20 Trading Days after any of the relevant events has occurred.

(c)

ChemChina agrees to pay, or to procure that BidCo or any other Subsidiary pay, to Syngenta an amount of USD 3.0 billion if, despite all other Offer Conditions having been satisfied or are still capable of being satisfied, the Offer does not become unconditional and | or is terminated because of the non-satisfaction of the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals), insofar as such Offer Condition relates to antitrust approvals or the Chinese regulatory approvals set forth

Transaction Agreement between ChemChina, CNAC and Syngenta	29 | 34

in Article 2.3(g), and which is not attributable to a breach by Syngenta of any of its respective obligations under this Agreement. If a Regulatory Material Adverse Effect has occured due to the combination or addition of effects of conditions or undertakings that are relevant under the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals) with effects of conditions or undertakings that are relevant under the Offer Condition set forth in Section D.1(c) of Annex 2.2(a)(i) (Committee on Foreign Investment in the United States (CFIUS) and Other Foreign Investment Control Approvals) – and would not have occurred solely due to effects of conditions or undertakings that are relevant under the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals) and for purposes of this Article 9(c) – no payment shall be owed by ChemChina or any other Person under this Article 9(c). If the payment pursuant to this Article 9(c) is subject to a withholding Tax that is enacted by the PRC after the signing of this Agreement and the payment is reduced accordingly, ChemChina shall pay, or procure that BidCo or any other Subsidiary pay, additional amounts such that Syngenta receives, after the withholding of such Tax, an amount equal to what Syngenta would have received had no such PRC withholding Tax applied to such payment. The payment obligation pursuant to this Article 9(c) (if any) shall, subject to the second sentence of this Article 9(c), become due and payable within 20 Trading Days following the termination of the Offer by BidCo due to the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals) not having been satisfied.

(d)	The right to request specific performance shall be preserved.

10.	Press Releases | Confidentiality

(a)	Following the date of this Agreement, all press releases issued in connection with the Offer shall only be published after ChemChina and Syngenta shall have consulted and agreed on the contents of such press releases. Nothing in this Agreement shall restrict or prohibit:

(i)	any announcement or disclosure required by statutory law or by a decision or decree of any competent judicial or regulatory authority or by the regulations of any competent stock exchange (in which case the Parties shall cooperate in good faith in order to agree on the content of any such announcement prior to it being made public);

(ii)	ChemChina or Syngenta from making any disclosure to any of its Representatives who are required to receive such information to carry out their duties (conditional upon any such Person agreeing to keep such information confidential for so long as the disclosing Party is obligated to do so).

(b)

The non-disclosure agreement entered into between Syngenta and ChemChina dated January 10, 2016 (the NDA), and all rights and obligations thereunder shall be deemed suspended upon execution of this Agreement, but shall be re-activated and continue in

Transaction Agreement between ChemChina, CNAC and Syngenta	30 | 34

full force and effect if this Agreement is terminated in accordance with Article 11. The NDA shall be deemed terminated upon the First Settlement. During the term of this Agreement until the First Settlement, each Party, its Affiliates and its Representatives shall not use any Confidential Information (as defined in the NDA) of the other Party other than for the purposes of, and set forth in, or made in compliance with, this Agreement, and shall otherwise keep such Confidential Information confidential.

11.	Termination

(a)	This Agreement may be terminated with immediate effect by giving notice in writing to the other Party:

(i)	by either Party if the Offer has not become unconditional by the End Date, if the TOB no longer requires the Offer to remain open;

(ii)	by each Party if BidCo publicly declares that the Offer will not be further pursued or has failed or if BidCo otherwise withdraws from launching, continuing or settling the Offer, and if the TOB permits the Offer not to be launched, no longer to remain open or not to be settled, so long as the Party seeking to terminate is not in breach of any provision under this Agreement that causes any such non-pursuance, failure or withdrawal;

(iii)	by any Party if the other Party materially breaches its obligations, or has materially breached representations or warranties under this Agreement, unless promptly and fully remedied by the breaching Party;

(iv)	by ChemChina if Syngenta enters into a definitive agreement with a third party regarding a Restricted Transaction or if a competing offer to the Offer has an acceptance rate of more than 10% of the Shares;

(v)	by ChemChina if the Syngenta Board (1) fails to recommend the Offer to the shareholders of Syngenta as contemplated in this Agreement or include its recommendation in the Schedule 14D-9, or (2) withdraws or adversely modifies its recommendation of the Offer or makes an announcement to that effect, or (3) recommends a Restricted Transaction or makes an announcement to that effect;

(vi)	by Syngenta if the Syngenta Board withdraws or modifies its recommendation of the Offer in accordance with Article 3.3(c) and ChemChina has the right to withdraw the Offer under Swiss Legal Requirements;

(vii)	by Syngenta in the event that all Chinese regulatory approvals (other than antitrust approvals) set forth in Article 2.3(g) have not been obtained within 12 weeks after the date hereof.

Transaction Agreement between ChemChina, CNAC and Syngenta	31 | 34

(b)	If this Agreement is terminated according to Article 11(a), such termination shall be without liability of any Party to the other Party, save as set forth in Article 9(b) and Article 9(c), respectively, which provisions shall prevail; provided that if such termination shall result from the material breach by any Party of its obligations (including representations and warranties) under this Agreement, such Party shall be fully liable for damages suffered by the other Party, including for costs and expenses incurred that become futile as a result of such breach, and provided further that any such termination shall be without prejudice to the liability of either Party for any breach of this Agreement prior to such termination.

(c)	If this Agreement is terminated as provided herein, all provisions of this Agreement shall cease to be effective, except Article 9 (Costs and Expenses, Compensation), Article 10(b) (Confidentiality), Article 11 (Termination), Article 12 (General Provisions), Article 13 (Governing Law) and Article 14 (Dispute Resolution).

12.	General Provisions

12.1	Notices

All notices or other communications to be given under or in connection with this Agreement shall be made in writing and shall be delivered by hand, by courier service, by registered mail, by fax or by e-mail to the following addresses:

if to ChemChina:	China National Chemical Corporation No. 62 Beisihuanxilu Haidian District Beijing 100080, China Fax: +86 10 8267 7088 Email: luxiaobao@chemchina.com For the attention of: Robert Lu, Vice President

with a copy to	Homburger AG Dieter Gericke Prime Tower Hardstrasse 201 8005 Zurich, Switzerland Fax: +41 43 222 15 00 Email: dieter.gericke@homburger.ch

and to	Simpson Thacher & Bartlett LLP Alan Klein 425 Lexington Avenue New York, NY 10017, U.S.A. Fax: +1 212 455 2502 Email: aklein@stblaw.com if to CNAC:

China National Agrochemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing 100080, China

Fax: +86 10 8267 7386

Email: chenhongbo@agr.chemchina.com

For the attention of: Hongbo Chen, Chief Strategic Officer

Transaction Agreement between ChemChina, CNAC and Syngenta	32 | 34

with a copy to	Homburger AG (see above)

and to	Simpson Thacher & Bartlett LLP (see above)

if to Syngenta:	Syngenta International AG Christoph Mäder Group General Counsel Schwarzwaldallee 215 4058 Basel Fax: +41 61 323 75 71 christoph.maeder@syngenta.com

with a copy to	Bär & Karrer AG Rolf Watter Brandschenkestrasse 90 8027 Zurich, Switzerland Fax: +41 58 263 52 80 rolf.watter@baerkarrer.ch

Any notice to be given hereunder shall be given prior to the expiry of a term or deadline set forth in this Agreement, if any, or the notice shall be deemed belated.

12.2	Entire Agreement

This Agreement, including the Annexes referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall, save as expressly provided otherwise herein, supersede all prior oral and written agreements or understandings of the Parties relating hereto. All references to this Agreement shall be deemed to include the Annexes hereto.

12.3	Amendments and Waivers

This Agreement may only be modified or amended by a document signed by both Parties. Any provision contained in this Agreement may only be waived by a document signed by the Party waiving such provision.

12.4	Effect on Third Parties

No Person other than the Parties hereto shall have any rights, benefits or remedies under this Agreement, and nothing in this Agreement is intended to confer on any Person other than the Parties hereto any rights, benefits or remedies, except where specifically foreseen otherwise in this Agreement.

12.5	No Assignment

(a)	Except as set forth in Article 12.5(b), neither Party shall transfer or assign this Agreement or any of its rights or obligations hereunder to any third party without the prior written consent of the other Party. Any attempted assignment in violation of this Article 12.5(a) shall be void.

(b)	ChemChina may transfer and assign this Agreement and any of its rights and obligations hereunder to BidCo or any Affiliate, it being understood that ChemChina shall at all times remain liable for the due and punctual performance of all of ChemChina’s obligations hereunder.

Transaction Agreement between ChemChina, CNAC and Syngenta	33 | 34

12.6	Severability

Should any part or provision of this Agreement be held to be invalid or unenforceable by any competent arbitral tribunal, court, governmental or administrative authority having jurisdiction, the other provisions of this Agreement shall nonetheless remain valid. In this case, the Parties shall endeavor to negotiate a substitute provision that best reflects the economic intentions of the Parties without being unenforceable, and shall execute all agreements and documents required for its implementation.

13.	Governing Law

This Agreement shall be exclusively governed by and construed in accordance with the substantive laws of Switzerland, excluding its conflict of laws principles and excluding the UN Convention on Contracts for the International Sale of Goods.

14.	Dispute Resolution

All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules, each party nominating one arbitrator and the two party-appointed arbitrators nominating the chairperson. The place of arbitration shall be Zurich, Switzerland. The language of the proceedings shall be English.

[signatures on the next page]

Transaction Agreement between ChemChina, CNAC and Syngenta	34 | 34

So entered into as of the date written on the cover page of this Agreement.

China National Chemical Corporation

/s/ Jianxin Ren
Name:	Jianxin Ren
Function:	Chairman | Legal Representative

China National Agrochemical Corporation

/s/ Hongbo Chen
Name:	Hongbo Chen
Function:	Chief Strategic Officer | Authorized Representative

Syngenta AG

/s/ Michel Demaré		/s/ Jürg Witmer
Name:	Michel Demaré	Name:	Jürg Witmer
Function:	Chairman	Function:	Vice Chairman

Annex 1 to the Transaction Agreement between ChemChina, CNAC and Syngenta	1 | 6

Definitions

As used in this Agreement in capitalized form, the following terms shall have the following meaning:

Action means any action, claim, complaint, reclamation or objection of any third party or any order, injunction, judgment, fine, action, claim, suit, arbitration, subpoena investigation, inquiry or proceeding by or before any court or grand jury, any Governmental Entity or arbitration tribunal.

Additional Acceptance Period shall have the meaning set forth in Article 2.2(c).

ADSs shall have the meaning set forth in Recital A.

Affiliate shall mean a Person that exercises Control over a second Person, or is under Control by it, or is under common Control by the same Person.

Agreement shall mean this transaction agreement, including all of its Annexes.

Annexes shall mean all Annexes of this Agreement.

BidCo shall mean a newly incorporated company that is directly or indirectly Controlled by ChemChina, to be established in any jurisdiction that would not impose a withholding or deduction of Taxes on the proceeds of the Swiss Offer or the U.S. Offer.

Board Regulations shall have the meaning set forth in Article 7(b).

Board Report shall have the meaning set forth in Article 3.5(a).

Business Association shall mean a general or limited partnership, a corporation, a business trust, a limited liability company, a trust, an unincorporated organization doing business, a government or any department or agency thereof, a joint venture or any other person or entity doing business.

CFIUS shall have the meaning set forth in Article 2.3(b).

CFIUS Notice shall have the meaning set forth in Article 2.3(b).

ChemChina shall have the meaning set forth on the cover page on this Agreement.

ChemChina Group shall mean ChemChina, all of its direct and indirect Subsidiaries and BidCo.

ChemChina Nominees shall have the meaning set forth in Article 4.3(b).

Annex 1 to the Transaction Agreement between ChemChina, CNAC and Syngenta	2 | 6

CHF shall mean Swiss Francs, the lawful currency of Switzerland.

CNAC shall have the meaning set forth on the cover page on this Agreement.

CO shall mean the Swiss Code of Obligations.

Committee Charter shall have the meaning set forth in Article 7(c).

Consolidated Financial Statements shall have the meaning set forth in Recital D.

Control shall be deemed to exist if a Person or Business Association (either alone or with its Affiliates) owns more than half of the voting rights or equity capital of a Business Association, or is otherwise able to exercise a controlling influence over another Person or Business Association.

DOJ shall have the meaning set forth in Article 2.3(c).

End Date shall have the meaning set forth in Article 2.2(e).

Equity Plans shall mean all Long-Term Incentive Plans and their sub plans, Deferred Share Plans and their sub plans, Executive Long-Term Incentive Plans, Global and Local Employee Share Purchase Plans and the Syngenta Share Plan for Non-Executive Directors, in each case as amended by the Syngenta Board and the Syngenta Compensation Committee on February 1, 2016, and on February 2, 2016, respectively, as set forth on Annex 6(b).

Exchange Act shall have the meaning set forth in Article 2.2(d).

Extraordinary General Meeting shall have the meaning set forth in Article 4.3(b).

Financing shall have the meaning set forth in Annex 4.7.

First Settlement shall have the meaning set forth in Article 2.2(c).

FMIA shall mean the Swiss Financial Market Infrastructure Act of June 19, 2015.

FTC shall have the meaning set forth in Article 2.3(c).

Governmental Entity shall mean any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self regulatory organization, commission, tribunal or organization or any regulatory, administrative or other authority, body or agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant Persons or its business, property, assets or operations.

Annex 1 to the Transaction Agreement between ChemChina, CNAC and Syngenta	3 | 6

HSR Act shall have the meaning set forth in Article 2.3(b).

Important Reasons shall mean

(a)	any fact or circumstance, that would permit the rejection of a board member nominated pursuant to article 709 CO, or

(b)	lack of qualifications, experience, reputation, integrity and social skills reasonably required for such office and smooth operations of Syngenta, or

(c)	lack of the independence criteria set forth in Article 7(a), or

(d)	relations (other than financial investments not exceeding 1% of capital or voting rights and not exceeding CHF 20,000 in total of any listed company) to companies or businesses competing with activities of the Syngenta Group, or

(e)	any conflict of interests in relation to ChemChina Group (other than by the fact of the office as independent director) or Syngenta Group.

Intellectual Property Rights shall mean all intellectual and industrial property rights, including, without limitation, rights arising from or in respect of the following: (i) all claims contained in patent applications and issued or granted patents, including continuations, continuations-in-part, divisional, provisionals and renewals, and letters of patent granted with respect to any of the foregoing, patents of addition, supplementary protection certificates, registration or confirmation patents and all reissues, re-examination and extensions thereof and any patent restoration or extension period granted by a Governmental Entity, including compensation for patent term lost during the clinical trial or regulatory approval process; (ii) technology, inventions, know-how, method and processes; (iii) all copyrights, copyrighted works, copyrights registrations and applications therefor and all other rights corresponding thereto; (iv) all industrial designs and any registrations and applications therefor; (v) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto; (vi) all rights in World Wide Web addresses, URL’s and domain names and applications and registrations therefor, all trade names, logos, common-law and other trademarks and service marks, trademark and service-mark registrations and applications therefor and all goodwill associated therewith; and (vii) any corresponding or equivalent rights to any of the foregoing.

Launch Date shall have the meaning set forth in Article 2.2(a).

Legal Requirement shall mean any law (including common law), statute, rule, regulation, ordinance, code or any judgment, order, writ, injunction, decree, decision or other requirement of any Governmental Entity.

Annex 1 to the Transaction Agreement between ChemChina, CNAC and Syngenta	4 | 6

Lien shall mean any lien, charge, encumbrance, adverse ownership claim or security interest, including but not limited to interests arising from options, pledges, mortgages, indentures, security agreements, rights of first refusal or rights of pre-emption, irrespective of whether such Lien arises under any agreement, covenant, other instrument, the mere operation of statutory or other laws or by means of a judgment, order or decree of any court, judicial or administrative authority.

Main Offer Period shall have the meaning set forth in Article 2.2(c).

Matching Period shall have the meaning set forth in Article 3.3(c).

Matching Right shall have the meaning set forth in Article 3.3(c).

NDA shall have the meaning set forth in Article 10(b).

NDRC shall have the meaning set forth in Article 2.3(g).

NYSE shall have the meaning set forth in Recital A.

Offer shall have the meaning set forth in Recital C.

Offer Conditions shall have the meaning set forth in Article 2.1(b).

Offer Price shall have the meaning set forth in Article 2.1(b).

Offer Prospectus shall have the meaning set forth in Article 2.2(b).

Ordinary General Meeting shall have the meaning set forth in Article 4.5(a).

Party shall mean ChemChina and CNAC, or Syngenta, and Parties shall mean ChemChina and CNAC and Syngenta together.

Person shall mean any natural person or any Business Association.

PRC shall mean People’s Republic of China.

Pre-Announcement shall have the meaning set forth in Article 2.2(a).

Regulatory Material Adverse Effect shall have the meaning set forth in the Offer Condition set forth in Section D.1(b) of Annex 2.2(a)(i) (Merger Clearances and Other Approvals).

Annex 1 to the Transaction Agreement between ChemChina, CNAC and Syngenta	5 | 6

Representatives shall mean any director, officer, employee, agent, advisor (including, without limitation, financial advisors, attorneys and accountants) of, or providers of debt or equity financing to, any of the Parties or BidCo, as applicable or, where relevant, their Affiliates’ directors, officers, employees, agents and advisors.

Restricted Transaction shall have the meaning set forth in Article 3.3(a)(i).

Syngenta shall have the meaning set forth on the cover page of this Agreement.

Syngenta Board shall mean the board of directors of Syngenta.

Syngenta Executive Committee shall mean the executive committee of Syngenta.

Syngenta Group shall mean Syngenta and all of its direct and indirect Subsidiaries.

Schedule TO shall have the meaning set forth in Article 2.2(d).

SEC shall have the meaning set forth in Article 2.2(d).

Second Settlement shall have the meaning set forth in Article 2.2(c).

Share shall have the meaning set forth in Recital A.

SIX shall have the meaning set forth in Recital A.

Subsidiary shall mean a Person that is under direct or indirect Control by a second Person.

Superior Company Proposal shall mean any bona fide, unsolicited proposal in writing to acquire all or a majority of Syngenta Shares or all or substantially all of the consolidated assets of Syngenta and its Subsidiaries on terms which the Syngenta Board determines in good faith, by majority vote and after consultation with outside counsel, to be more favorable to the holders of Syngenta Shares than the transaction contemplated by this Agreement, taking into account all the terms and conditions of such proposal, including any expense reimbursement provisions, execution risks and conditions to the consummation of the proposal (such a transaction a Superior Transaction).

Superior Company Offer shall mean a firm offer in writing for a Superior Transaction, which is fully financed or, to the extent that consideration of listed stock is contemplated, subject only to relevant shareholder approval and third party approvals that are required for the issuance of Shares or equity securities under Legal Requirements.

Annex 1 to the Transaction Agreement between ChemChina, CNAC and Syngenta	6 | 6

Swiss Merger Act shall mean the Swiss Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2003, as amended.

Swiss Offer shall have the meaning set forth in Article 2.1(a).

Takeover Ordinance shall mean the Ordinance of the TOB on Public Takeover Offers (UEV) of August 21, 2008 (as of 1 January 2016), as amended.

Taxes shall mean all tax liabilities, including income taxes (personal or corporate), capital taxes, stamp duties (both on the issuance and on the transfer or securities), withholding taxes, value added taxes, real estate gains taxes, real estate transfer taxes, property and land taxes, business taxes, customs duties, social security contributions or payments of equivalent nature and all other taxes, duties, levies or imposts payable to any competent taxing authority in any jurisdiction, as well as any related interest, penalties, costs and expenses.

TOB shall have the meaning set forth in Article 2.1(b).

Trading Days shall mean the days on which Shares are traded on the SIX.

Treasury Shares shall mean all Shares which are held by or on account of a member of the Syngenta Group.

U.S. shall mean United States of America.

U.S. Offer shall have the meaning set forth in Article 2.1(a).

USD shall mean U.S. Dollars, the lawful currency of the U.S.

U.S. Offer Documents shall have the meaning set forth in Article 2.2(d).

U.S. Persons shall mean holders of Shares who are resident in the U.S., including holders who are U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act.